Tombstone Exploration Corporation

December 22, 2010

Adam Phippen

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Tombstone Exploration Corporation

Form 20-F for Fiscal Year Ended December 31, 2009

Filed July 16, 2010

File No. 0-29922

Dear Mr. Phippen:

Tombstone Exploration Corporation (the “Company”), a Canadian corporation, has received and reviewed your comment letter dated December 17, 2010, pertaining to the Company’s Form 20-F for the Fiscal Year Ended December 31, 2009 (the “Annual Report”) as filed with the Securities & Exchange Commission (the “Commission”) on July 16, 2010.

We will not be able to respond within the time frame requested.  We will work diligently with our auditors, accountants and lawyers to respond as soon as possible.  We believe that we will have all documents ready to be filed on or before January 15, 2011, and will advise if additional time is needed.

In connection with the comments in your letter, we acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, we apologize for our delay.  Please contact the undersigned directly with any questions on (408) 305-4507 or you may contact our corporate counsel, Luis Carrillo, at (619) 399-3102.

Very truly yours,

TOMBSTONE EXPLORATION CORPORATION

/s/ Alan M. Brown

Alan M. Brown, Chief Executive Officer